GASE ENERGY, INC.

173 Keith Street, Suite 300

Warrenton, VA 20186

Tel: (540) 347-2212

Fax: (540) 347-2291

February 26, 2015

Karina V. Dorin, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GASE Energy, Inc.
Registration Statement on Form 10-12G
Filed September 8, 2014
File No. 0-55279
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 333-179321

Dear Ms. Dorin:

Reference is made to your comment letter, dated October 7, 2014 relating to the subject Form 10-12G and Form 10-K (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing amendments to the above referenced Form 10-12G and Form 10-K.

Form 10

General

1.	General Instruction C(b) of Form 10 requires disclosure as of “a date reasonably close to the date of filing of the registration statement. In light of the recent political and social instability in Ukraine and in particular in the region where you have operations, please provide appropriate disclosure regarding any actual or reasonably anticipated material impact from such instability on your operations. We note the related disclosure you provide in the Risk Factors section. Also provide additional clarity regarding the location of your operations to put this in better perspective for those readers who might be unfamiliar with the status of current regional events nearby.

Response: We have revised the disclosure accordingly.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

2.	Your financial statements incorporated by reference are more than 135 days old. Please include financial statements complying with Rule 8-08 of Regulation S-X.

Response: We have revised the Form 10 by incorporating by reference to the unaudited financial statements for the period ended September 30, 2014 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. The Company understands that the Company will file to include the audited financial statements for the year ended December 31, 2014 in a subsequent amendment to the Form 10 as soon as possible.

3.	To the extent that you revise your Form 10-K to remove disclosure relating to resources or to otherwise comply with our comments, review disclosure in your Form 10 and make corresponding revisions as may be necessary.

Response: We have revised the disclosure accordingly.

Recent Sales of Unregistered Securities, page 12

4.	In Note 8 to your Form 10-Q for the quarterly period ended June 30, 2014, you disclose that you issued warrants during the six month period ended June 30, 2014. Please ensure that you disclose all securities sold within the past three years and not registered under the Securities Act, as Item 701 of Regulation S-K requires.

Response: We have revised the disclosure accordingly.

Exhibits

5.	Please file as exhibits or incorporate by reference your amended Articles of Incorporation that became effective June 13, 2014, the form of subscription agreement filed as Exhibit 10.1 to a Form 8-K filed February 7, 2014, the contract with Additional Liability Company “Lisichansk Brewery” (upon which your business appears to be substantially dependent), and the consulting agreement with Mr. Herve Collet.

Response: We have filed as exhibits or incorporated by reference the foregoing documents.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 3

Our Business, page 5

6.	Please expand your disclosure of the 104,031 acres covered by the special permit (license) for exploration to provide the net and gross amounts of such acreage pursuant to the disclosure requirements in Item 1208(a) of Regulation S-K. As part of this disclosure, please determine and separately disclose the net and gross developed acres assignable to your two existing productive wells and the balance of your net and gross acreage that would be considered as undeveloped acreage. Refer to the definitions of the terms gross acre, net acre, productive well and undeveloped acreage found in Item 1208(c) of Regulation S-K.

Response: We have revised the disclosure on page 5 accordingly.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

7.	Please provide, as part of the expanded disclosure of your undeveloped acreage, the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.

Response: We have revised the disclosure on page 5 accordingly.

8.	Modify your map to clearly reflect the location of the seven large dome anticline structures and licensed area that is covered by your special permit for exploration. Also mark the location of your two productive wells.

Response: We have revised our disclosure to include a modified map as requested.

Our Strategy, page 9

9.	Please revise the disclosure of reserves in each occurrence in your filing to provide the net figures excluding royalties and any portions attributable to another entity. Refer to the definitional requirement set forth in Rule 4-10(a)(26) of Regulation S-X.

Response: We have revised the disclosure on page 5 accordingly.

10.	Please revise the tabular disclosure of your reserves to exclude an aggregated total of your proved plus probable reserves. For additional guidance, refer to Question 105.01 in the Compliance and Disclosure Interpretations available on our website at: http://www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

Response: We have revised the disclosure accordingly.

11.	We note your disclosure of prospective resource volumes here and in Exhibit 10.8 filed with your Form 10-K. Please note the Instruction to Item 1202 of Regulation S-K prohibits disclosure in any document publicly filed with the Commission of any estimates and/or values of oil or gas resources other than reserves. Please revise your filing on Form 10-K and obtain and file a revised reserves report to exclude such disclosure.

Response: We have filed a revised reserves report excluding the prohibited disclosure.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

12.	You disclose on page 14 of your filing that you intend to monetize your CBM production by modernizing degasification equipment and connecting two degassing wells with the existing delivery infrastructure. You also disclose that you intend to drill numerous new shallow vent-wells. Tell us, and disclose here and in the notes to your financial statements, the amount of your reserves that are attributable to the extraction of coal bed methane. Refer to FASB ASC paragraph 932-235-50-10.

Response: The Company has no reserves attributable to coal gas. Information on coal gas is for informational purposes only and to designate the source of the gas in the sands. We have revised our disclosure accordingly.

13.	Please expand your disclosure to describe the internal controls you use in your reserves estimation effort. In addition, disclose the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates presented in your filing on Form 10-K. Refer to Item 1202(a)(7) of Regulation S-K.

Response: In estimating its reserves, the Company relied on the expertise of a third party, Mr. Barry L. Whelan, P. Geo. Below is the biographical information of Mr. Whelan:

Mr. Barry L. Whelan, age 72, is a professional geological consultant to numerous natural resource and industrial development companies with natural resource holdings in oil, gas and minerals worldwide. His responsibilities include: preparation of NI 51-101, economic evaluations of properties; research and development of projects which have economic potential; evaluation of projects and their requirements for capital; presentations to management, financial institutions, and shareholders; economic analysis of resource properties and coordination of acquisition, development and production for resource properties; filing of V.S.E. reports, assessment reports and property evaluations for resource properties. The geographical areas of operations and research that Mr. Whelan has covered include North America, South America (Colombia, Brazil, Argentina, Chile, Ecuador and Venezuela), Tunisia, Ghana, Kazakhstan, Indonesia, China, Ukraine, Poland, Papua New Guinea and Israel.

Currently, he is the Chief Operating Officer and Director of Energy Resources Corp., based in Vancouver company engaged in natural resource development in the United States. He has also been working for Bison Petroleum Inc. in Salt Lake City as a Vice-President-Explorations since 2013. Mr. Whelan served as Chief Operating Officer of Hard Creek Nickel Corp. (formerly, Canadian Metals Exploration Ltd.) from January 8, 2004 to January 7, 2005 and also its Secretary from January 16, 2004 to February 26, 2004. Hard Creek Nickel Corporation, an exploration stage company, is engaged in the acquisition, exploration, and development of mineral properties in Canada.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

Mr. Whelan graduated from University of Western Ontario in 1961 with a Bachelor of Arts in Geology. He has been a member in different geological organizations, including Association of Professional Engineers and Geoscientists of the Province of British Columbia, Association of Professional Engineers, Geologists and Geophysicists of Alberta, Geological Association of Canada, Canadian Society of Petroleum Geologists and Institute of Petroleum, London.

14.	Please describe your special permit (license) for exploration, including, to the extent applicable, the type of permit, how the permit was obtained, any related work or developments plans and conditions, and the expiration of such permit. In that regard, we note you disclose at page 9 that permits for field exploration and other agreements contain a minimum work plan that an applicant must fulfill within a certain time period.

Response: We have revised the disclosure accordingly.

15.	In addition, please clarify whether your special permit (license) for exploration with pilot-production covers production at your two productive wells and your planned drilling program to drill new wells in your current license area. In that regard, we note you disclose in your risk factor “Exploration, Development and Production Risks” at page 3 of your Form 10, that there is no guarantee that you will be able to reach an agreement with government authorities or the national oil company concerning a development plan, which is a prerequisite for the commencement of production.

Response: The special permit retained by the Company covers both the present production from the two wells and future drillings of new wells in accordance with the planned drilling program and within the special permit of the licensed area. We have revised the disclosure to reflect the foregoing.

Recent Developments, page 7

16.	You disclose that you have “started realizing [y]our strategic plan of increasing production and developing [y]our asset base by conducting geological investigation and drilling new wells.” However, you disclose under “Suppliers” at page 7 that “No drilling activities were conducted during the years 2012 and 2013.” And at page 4 of your Form 10-Q for the quarterly period ended June 30, 2014, you state that you have not implemented your drilling program in 2014 due to unfavorable political developments in Ukraine. Please reconcile and clarify the current status of and future plans with respect to your drilling program.

Response: We have revised our disclosure accordingly to remove the reference to a drilling program. Due to unfavorable political and military situation, the Company has decided not to initiate a drilling program in 2014. Based on the improved military situation because of the cease-fire agreed to by the Ukrainian and the separatist forces of Eastern Ukraine, and that the Company’s licensed area is located on the territory under the control of public authorities and the Ukrainian army, the Company began negotiations with the service (drilling) companies about potentially initiating drilling in the first quarter of 2015 shallow wells. These wells will be drilled for the development of production of AMM.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

17.	Similarly, at page 17 (and in the first period Form 10-Q filed May 20, 2014), you state that you “anticipate that our 2014 revenues from operations of approximately $1.8. million will exceed our current cost estimates of approximately $0.8 million.” Item 10(b) of Regulation S-K refers to management having a “reasonable basis” for its projections and also requires that they be provided in an appropriate format. Note also the further guidance set forth at Items 10(b)(1) and 10(b)(2). In light of the disclosure at page 4 of the second period Form 10-Q indicating no drilling activities in 2014, address in the Form 10 or elsewhere the reasons for the subsequent change in plans and expectations.

Response: We have revised our disclosure accordingly.

Properties, page 11

18.	Please provide revised disclosure in the Form 10 to discuss the status of those land leases that have expired. In that regard, we note you disclose in footnote (1) to your tabular disclosure that contracts showing as expired will be renewed on the same terms.

Response: We have revised our disclosure accordingly.

Directors, Executive Officers and Corporate Governance, page 21

19.	Provide a more detailed description of Mr. Doron’s and Mr. Collet’s specific business experience during the past five years, including principal occupations and positions held, and the name and principal business of any employers during that period. See Item 401(e) of Regulation S-K.

Response: We have revised our disclosure accordingly.

20.	If any individual devotes or will devote less than all of his professional time to your business and operations, please quantify the amount of professional time that he devotes to your business.

Response: We have revised our disclosure accordingly.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

21.	If any officers or directors reside outside of the United States, include disclosure regarding any issues relating to the potential enforcement of judgments against any such officers and directors.

Response: We have revised our disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 25

22.	Please further explain the reference to the Series B preferred stock which appears in footnote 2 to your beneficial ownership table.

Response: We have revised our disclosure to remove any reference to Series B preferred stock which had been originally included in error.

23.	We note the disclosure in footnote 4. Please reconcile disclosure at page 4 under “Stock Purchase Option Agreement” that you issued one share of Series A Preferred Stock to BHL on November 26, 2013, with disclosure in Note 9 to your audited financial statements that as of December 31, 2013, you had issued no shares of preferred stock.

Response: We have revised our disclosure accordingly.

Exhibit 10.8

24.	We note the reserve report, filed as Exhibit 10.8 to Form 10-K, does not appear to meet the requirements set forth in Rule 4-10(a) of Regulation S-X and FASB ASC 932. For example, the report:
-	presents reserves and prospective resources prepared in accordance with the Canadian definitions in National Instrument 51-101 utilizing forecast prices and costs,
-	presents economic cases relating to the low, best and high case estimate of net present value, production and recovery for a single well, and
-	appears to exclude estimates of the reserves and future net cash flows relating to the two existing producing wells.

Additionally, the reserve report does not appear to include certain disclosures required for third party reports set forth under Item 1202(a)(8) of Regulation S-K and appears to have an effective date of September 30, 2013 that does not correspond to your fiscal year end of December 31, 2013.

Please obtain and file a revised reserves report that presents volumes determined in accordance with US GAAP and SEC definitions and which meets the disclosure requirements of Item 1202(a)(8) of Regulation S-K. Also, revise your filing on Form 10K to incorporate the revised net quantities of your proved and probable developed and undeveloped reserves resulting from changes made in the reserves report.

Response: We have revised our disclosure accordingly. We have filed a revised reserves report excluding the prohibited disclosure.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

25.	We note from your disclosure that your wholly-owned subsidiary, GEEI, entered into an agreement with Bezerius Holdings Limited (“BHL”) in July 2013 for the option to purchase 100% of Synderal Services LTD (“SSL”) and that such option was exercised in November 2013. So that we may better understand how you accounted for this transaction, please expand your disclosure to address the following:
-	Explain in necessary detail how you accounted for this transaction.
-	Explain the basis for your presentation of consolidated financial statements for 2013 and combined financial statements for 2012. In this regard, please clarify why and how the two periods differ.
-	Expand your disclosure to address all components of the transaction within this footnote. In this regard, your disclosure states the SSL shares were obtained with payment of $1,250,000 in a combination of cash and note payable. However, it appears there were other components of the transaction. For example, we note:

-	Disclosure on page F-16 indicates that “On July 25, 2013, the Company issued 25,964,960 shares of Common Stock to BHL in connection with the option grant closing under the Option Agreement.” Explain how such shares relate to the transaction and why they were valued at par.
-	Disclosure on page 4 indicates that you issued one share of Series A Preferred Stock to BHL. Clarify whether this issuance relates to the transaction and how it was valued.

Response:

On July 25, 2013, the Company issued 25,964,960 shares of its common stock to BHL in connection with the option grant closing under the Option Agreement.  The stock compensation for the period was calculated at the par value of $0.0001, or $2,597. On November 26, 2013, the Company issued one share of Series A preferred stock to BHL in connection with the option grant closing under the Option Agreement. The stock compensation for the period was calculated at the par value of $0.0001, or zero.  The Company believes that par value for both its common stock and Series A preferred stock was appropriate to use for valuation purposes since no stock quote market data was available for these dates, so stock issued for services in 2013 was valued at $1.00/share.

Karina V. Dorin, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

The above mentioned transactions were accounted for as a single acquisition of related businesses as the Company’s acquisition of SSL and its wholly-owned subsidiaries, Limited Liability Company NPK-KONTAKT and Limited Liability Company LISPROMGAZ, were conditioned upon a single common event – the exercise of the Option Agreement.  Accordingly, the Company’s financial statements for the year ended December 31, 2013 are “consolidated” and the financial statements for the year ended December 31, 2012 are “combined.”  There was no material difference in the method of consolidation accounting in 2013 and the method of combination accounting in 2012 as intercompany balances were eliminated as disclosed in Note 2.

26.	As you are a company engaged in natural gas exploration and production activities, please provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55 or otherwise explain to us why you do not believe this disclosure is necessary.

Response:

In response to this comment, the Company has revised the related disclosures on page F-20 of Form 10-K. We have added the note 17 Supplemental Information on Oil and Gas Exploration, Development, and Production Activities.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

GASE Energy, Inc.

By:	/s/ Larysa Prymenko
Name: Larysa Prymenko
Title: Chief Executive Officer and Chief Financial Officer